EXHIBIT 99

COMPUTER SCIENCES CORPORATION
REVENUES BY MARKET SECTOR
(In millions)

	Third Quarter Ended		% of Total
	Dec. 27, 2002	Dec. 28, 2001	Fiscal 2003	Fiscal 2002

Global commercial:
U.S. commercial	$969.1	$1,091.4	35%	38%
Europe	760.1	761.3	27	26
Other International	274.8	304.0	9	10
Total	2,004.0	2,156.7	71	74

U.S. federal government:
Department of Defense	464.6	460.7	17	16
Civil agencies	325.0	276.1	12	10
Total	789.6	736.8	29	26
Total Revenues	$2,793.6 ======	$2,893.5 ======	100% ====	100% ====

	Nine Months Ended		% of Total
	Dec. 27, 2002	Dec. 28, 2001	Fiscal 2003	Fiscal 2002

Global commercial:
U.S. commercial	$2,915.3	$3,169.9	35%	38%
Europe	2,142.5	2,163.8	26	26
Other International	857.0	941.6	10	11
Total	5,914.8	6,275.3	71	75

U.S. federal government:
Department of Defense	1,386.4	1,267.1	17	15
Civil agencies	966.2	801.7	12	10
Total	2,352.6	2,068.8	29	25
Total Revenues	$8,267.4 ======	$8,344.1 ======	100% ====	100% ====